U. S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 2
                                       TO
                                   FORM 10-SB
                        GENERAL FORM FOR REGISTRATION OF
                    SMALL BUSINESS ISSUERS UNDER THE 1934 ACT
      UNDER SECTION 12(B) OR 12 (G) OF THE SECURITIES EXCHANGE ACT OF 1934
                                 ---------------

                              PEABODYS COFFEE, INC.
                 (Name of Small Business Issuer in its Charter)

              Nevada                                    98-0209293
  (State or other jurisdiction of                    (I.R.S. Employer
   Incorporation or organization)                    Identification No.)

  3845 Atherton Road, Suite 9
  Rocklin, California                                  95765
  (Address of Principal Executive Office             (ZipCode)

                                 (916) 632-6090
                           (Issuer's Telephone Number)

          Securities to be registered under Section 12(b) of the Act:

                                      None

          Securities to be registered under Section 12(g) of the Act:

                         Common Stock, $0.001 Par Value
                                (Title of Class)

                                TABLE OF CONTENTS

PART I  (Alternative 2)

Item 1    Description of Business..............................................3
Item 2    Description of Property.............................................25
Item 3    Directors, Executive Officers and Significant Employees.............26
Item 4    Remuneration of Directors and Officers..............................27
Item 5    Security Ownership of Management and Certain Securityholders........28
Item 6    Interest of Management and Others in Certain Transactions...........29
Item 7    Securities Being Offered............................................29

PART II

Item 1    Market Price of and Dividends on the Registrant's Common
          Equity and Other Shareholder Matters................................31
Item 2    Legal Proceedings...................................................32
Item 3    Changes in and Disagreements with Accountants.......................32
Item 4    Recent Sales of Unregistered Securities.............................33
Item 5    Indemnification of Directors and Officers...........................34

PART F/S......................................................................36

PART III

Item 1   Index to Exhibits....................................................37

SIGNATURES....................................................................38

                             PART I (Alternative 2)

ITEM 1.  DESCRIPTION OF BUSINESS
         (FORM 1-A  MODEL B  ITEM 6)

OVERVIEW

     Peabodys Coffee, Inc., a Nevada corporation (the "Company" or "Peabodys"), is in the business of selling specialty coffee drinks. Peabodys sells its coffee drinks by the use of coffee espresso bars (kiosks), positioned in corporate and institutional locations. Peabodys believes that the highest level of growth, stability and return on investment in the specialty coffee market is available through targeting a "captive" market niche, and by avoiding direct competition with "retail" companies such as Starbucks, Diedrich Coffee, Seattle's Best and others located in fixed, store-fronts locations. As described in detail below, Peabodys' kiosks require comparatively lower levels of capital investment, overhead and advertising, and are simple to operate.

     Peabodys' kiosks, while usually appearing permanent, are portable and often completely self- contained, with the exception of power. They are generally located in commercial and educational facilities, including corporate offices, industrial facilities, office buildings, universities, colleges, hospitals and entertainment venues. Peabodys' marketing strategy is to enter into subcontracts with companies having general contracts for food services for the above sites, which allow Peabodys to locate its coffee kiosks in the sites in exchange for a percentage of the gross revenue generated by the kiosks. Three of Peabodys' largest foodservice provider clients, Sodexho-Marriot, The Compass Group and ARAMARK, control more than 8,500 institutional foodservice sites across the country (Nations Restaurant News Special Report-Top 100 Contract Chains 1999), providing the Company with the opportunity for growth, although the Company recognizes that not all of these sites are suitable locations for the Company's kiosks.

     The Company is currently operating 26 kiosk outlets and has achieved profitability at the "unit level" at 24 of these locations. The Company designates a kiosk to be profitable at the "unit level" when the kiosk generates net income after accounting for all expenses directly related to the specific unit. These direct expenses consist of: cost of goods sold, occupancy costs, operating expenses and fully loaded labor costs which include employer contributions, benefits and workers compensation.

     Despite the "unit level" profitability described above, the Company has not been profitable. As the accompanying financial statements show, in its last fiscal year which ended on March 31, 1999, the Company had a net loss from operations of $632,359, indicating that any profits at the unit level are overshadowed by the company's expenses at the corporate level. These corporate level expenses consist of: (i) corporate salaries; (ii) professional fees (primarily legal and accounting); (iii) consultant fees; (iv) lease payments and related expenses to maintain corporate offices; (v) insurance premiums; (vi) interest expense on Company debt; and (vii) depreciation expense on the Company's capital assets, which consist primarily of the kiosks. The Company's balance sheet for the end of its last fiscal year showed a shareholders' deficit of $929,526, and current liabilities exceeding current assets by $1,410,877.

     Because of the Company's operating losses and financial situation, note 3 of the accompanying financial statements expresses a "going concern opinion:"

          These statements are presented on the basis that the Company is an on-going concern.

          Going concern contemplates the realization of assets and the satisfaction of liabilities in the normal course of business over a reasonable length of time. The accompanying financial statements show a loss from the results of operations of $632,359, that the Company has a shareholders' deficit of $929,526, and current liabilities exceed current assets by $1,410,877. Without an infusion of additional capital, the Company's ability to continue operations is doubtful.

     In order to address the issue of the Company's continuation as a going concern, the Company has taken the following actions:

     First, the Company is negotiating for the acquisition of the assets of Arrosto Coffee Company LLC ("Arrosto"). The Company is currently conducting due diligence with respect to those assets. The terms set forth in a nonbinding letter of intent between the companies provide for the assets to be acquired in exchange for shares of the Company's common stock, with the assets including a coffee roasting plant, which the Company estimates could lower its roasted coffee costs by approximately 35%. It appears at this time, however, that the terms of the acquisition will not be as set forth in the nonbinding letter of intent, and there is some doubt as to whether the transaction will go forward at all.

     Second, the Company is seeking to eliminate a minimum of $1 million of debt from its balance sheet by offering to debt holders the opportunity to convert their debt into common stock. So far this has resulted in debt conversion and/or debt forgiveness totaling approximately $975,000. The debt conversion/debt forgiveness transactions have consisted of the following (amounts are approximate): (i) conversion of notes, which were in default, resulted in $305,00 of principal converted, and $203,000 of interest forgiven; (ii) $31,000 of trade debt was converted into stock, and $26,000 of trade debt has been forgiven; (iii) short term notes, with principal values totaling $167,000, were converted into common stock (used by the noteholders to exercise options held by the noteholders); and (iv) $240,000 of debt for professional services was forgiven. These transactions that were effected in the third and fourth quarters of the Company's fiscal year ending March 31, 2000 ("fiscal 2000"); therefore, these amounts are not reflected in the quarterly financial statements for the first six months of fiscal 2000, but are reflected in the financial statements for the quarter ending December 31, 1999. Although this debt conversion/forgiveness will improve the appearance of the Company's balance sheet, and therefore assist the Company in raising investment capital, it will not directly improve the profitability of the Company's operations.

     Third, the Company believes that becoming a "reporting company" will facilitate its efforts to attract new capital.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS
AND RESULTS OF OPERATIONS

     The preparation of this section requires management to make estimates and assumptions about the past, current and future activities, business practices, and financial records of the Company. Actual results may differ from these estimates and assumptions. Foreseeable risks and uncertainties are described elsewhere in this report and in detail under "Risk Factors Affecting the Company".

RESULTS OF OPERATIONS - FOR THE TWELVE MONTHS ENDED MARCH 31, 1999, COMPARED TO THE TWELVE MONTHS ENDED MARCH 31, 1998

     Review of the Statements of Loss and Accumulated Debt for 1999 and 1998 fiscal years shows a substantial one-year decrease at year-end in the Net Loss, a significant ongoing increase in the Accumulated Deficit at year-end, and only small increases of Sales and Gross Profits in fiscal 1999.

     The problem cited below for the six-month-ended results of operations in September 30, 1998 and 1999 regarding the insufficient business base of 27 kiosks is present in these fiscal year operating statements also. Although, the Net Loss is reduced in 1999, it is still very substantial and indicates poor operating performance. The other critical factor is that Sales and Gross Profits are stagnant due to the Company's inability to raise sufficient capital for growth.

     REVENUES

     Net revenues for the twelve months ended March 31, 1999, increased 5.1% to $1,794,838 from $1,708,197 for the corresponding period in fiscal 1998. This was due primarily to an increase in the number of operating kiosks from 21 to 23. Retail kiosk and cart sales accounted for 100% of revenues for both periods. For the twelve months ended March 31, 1999, net revenue was generated from 6 different clients and special events, with the largest client being Sodexho Marriott, representing 42.6% of total net revenue.

     COSTS AND EXPENSES

     Cost of goods sold for the twelve months ended March 31, 1999 decreased to $685,176 from $693,770 for the same period in fiscal 1998. As a percentage of net revenues, cost of goods sold decreased to 38.2% for the twelve months ended March 31, 1999 from 40.6% for the comparable period in fiscal 1998. The decrease as a percentage of net revenues was primarily due to increased purchasing power and an increase in comparable store sales resulting in lower product wastage.

     Occupancy costs for the twelve months ended March 31, 1999 increased to $303,101 from $293,195 for the same period in fiscal 1998. As a percentage of net revenues, occupancy costs decreased to 16.9% for the twelve months ended March 31, 1999 from 17.2% for the comparable period in fiscal 1998. The decrease as a percentage of net revenues was primarily due to lower revenue sharing rates resulting from new client contracts at lower revenue sharing rates.

     Employee compensation and benefits for the twelve months ended March 31, 1999 decreased to $929,879 from $1,075,197 for the same period in fiscal 1998. As a percentage of net revenues, employee compensation and benefits decreased to 51.8% for the twelve months ended March 31, 1999 from 63.0% for the comparable period in fiscal 1998. The decrease as a percentage of net revenues was primarily due to staff reductions at the corporate office and improved scheduling at the operating unit.

     General and administrative expenses for the twelve months ended March 31, 1999 decreased to $257,659 from $276,584 for the same period in fiscal 1998. General and administrative expenses for the twelve months ended March 31, 1999 remained consistent with the comparable period in fiscal 1998.

     Director and professional fees for the twelve months ended March 31, 1999 decreased to $110,325 from $135,188 for the same period in fiscal 1998. As a percentage of net revenues, director and professional fees decreased to 6.1% for the twelve months ended March 31, 1999 from 7.9% for the comparable period in fiscal 1998. The increase as a percentage of net revenues was primarily due to cuts in the usage of professional fees.

     Depreciation expense for the twelve months ended March 31, 1999 increased to $101,057 from $86,610 for the same period in fiscal 1998. As a percentage of net revenues, depreciation expense increased to 5.6% for the twelve months ended March 31, 1999 from 5.1% for the comparable period in fiscal 1998. The increase was primarily due to the purchase of additional assets.

     Interest expense for the twelve months ended March 31, 1999 increased to $105,727 from $79,166 for the same period in fiscal 1998. As a percentage of net revenues, interest expense decreased to 3.9% for the six months ended September 30, 1999 from 4.1% for the comparable period in 1998. The increase was primarily due to increased interest bearing debt associated with accrued interest on the Bridge Note.

     Net loss decreased 29% from $1,036,871 in 1998 to $738,086 in the 1999 fiscal year. This large decrease was driven primarily by the disproportionate decrease in operating expenses and the dominant magnitude of operating expenses relative to gross profit.

RESULTS OF OPERATIONS - FOR THE SIX MONTHS ENDED SEPTEMBER 30, 1999, COMPARED TO THE SIX MONTHS ENDED SEPTEMBER 30, 1998

     Review of the interim Statements of Loss and Accumulated Deficit for the six months ended September 30, 1999 and 1998 show that there are substantial increases in the Net Loss and Accumulated Deficit in the second and third quarters of 1999 in spite of increases in Sales and Gross Profits.

     This substantial Net Loss and Accumulated Deficit in 1998 and the further growth of both factors in 1999 indicate poor operating performance in 1998 and even poorer performance in 1999. This problem is being driven by an insufficient business base of only 28 kiosks or less in both of the reporting periods. This is particularly apparent as Gross Profit increased to $625,184 for the six months ended September 30, 1999 from $523,916 for the corresponding period in fiscal 1999, while Total Operating Expenses increased to $1,014,867 for the six months ended September 30, 1999 from $752,822 for the corresponding period in fiscal 1999.

     REVENUES

     Net revenues for the six months ended September 30, 1999 increased 26.9 % to $1,054,785 from $831,389 for the corresponding period in 1998. This was due primarily to an increase in the number of operating kiosks from 22 to 27. Retail kiosk and cart sales accounted for 100% of the revenues for both periods. For the six months ended September 30, 1999, net revenue was generated from 10 different clients and special events, with the largest client being Compass Group USA, representing 29.9% of total net revenue.

     COSTS AND EXPENSES

     Cost of goods sold for the six months ended September 30, 1999 increased to $429,601 from $307,473 for the same period in 1998. As a percentage of net revenues, cost of goods sold increased to 40.7% for the six months ended September 30, 1999 from 37.0% for the comparable period in 1998. The increase as a percentage of net revenues was primarily due to a slow payment history resulting in a decrease in purchasing power.

     Occupancy costs for the six months ended September 30, 1999 increased to $152,472 from $137,850 for the same period in 1998. As a percentage of net revenues, occupancy costs decreased to 14.5% for the six months ended September 30, 1999 from 16.6% for the comparable period in 1998. The decrease as a percentage of net revenues was primarily due to lower revenue sharing rates resulting from both renegotiated contracts and new client contracts at lower revenue sharing rates.

     Employee compensation and benefits for the six months ended September 30, 1999 increased to $576,420 from $417,991 for the same period in 1998. As a percentage of net revenues, employee compensation and benefits increased to 54.6% for the six months ended September 30, 1999 from 50.3% for the comparable period in 1998. The increase as a percentage of net revenues was primarily due to the additional management costs associated with the Company entering into a new demographic market with the acquisition of four Northern Lights Coffee kiosks in San Diego.

     General and administrative expenses for the six months ended September 30, 1999 increased to $148,724 from $91,488 for the same period in 1998. As a percentage of net revenues, general and administrative expenses increased to 14.1% for the six months ended September 30, 1999 from 11.0% for the comparable period in 1998. The increase as a percentage of net revenues was primarily due to increased travel expenses and training costs resulting from the Company entering a new market in San Diego, the integration of the Northern Lights Coffee acquisition and increased corporate office rent due to the relocation of the Company's corporate office.

     Director and professional fees for the six months ended September 30, 1999 increased to $87,748 from $57,857 for the same period in 1998. As a percentage of net revenues, director and professional fees increased to 8.3% for the six months ended September 30, 1999 from 7.0% for the comparable period in 1998. The increase as a percentage of net revenues was primarily due to the engagement of an investor relations firm and the development of the Company's web-site.

     Depreciation expense for the six months ended September 30, 1999 increased to $49,503 from $47,636 for the same period in 1998. The increase was primarily due to the acquisition of fixed assets associated with the Northern Lights Coffee purchase in April of 1999.

     Interest expense for the six months ended September 30, 1999 increased to $41,279 from $34,268 for the same period in 1998. The increase was primarily due to interest cost related to an increase in short- term borrowing.

     Net loss for the six months ended September 30, 1999 increased to $430,962 from $263,174 for the same period in 1998. As a percentage of net revenues, net losses increased to 40.9% for the six months ended September 30, 1999 from 31.7% for the comparable period in 1998. The increase as a percentage of revenues was primarily due to additional charges incurred to prepare the Company for the Mine-A-Max merger.

     OTHER EVENTS

     In April 1999, the Company purchased the assets of a coffee company in San Diego, California for $120,000 and 2,500 shares of common stock of the Company. The purchase price has been allocated to the acquired assets on the basis of their estimated fair value on the date of acquisition and are including in the Company's quarterly financial statements from the date of acquisition.

     On June 30, 1999, Mine-A-Max Corporation, a public shell corporation, acquired 88% of the outstanding stock of Peabodys Coffee, Inc., at which time Peabodys was merged into Mine-A Max. Twelve percent of Peabodys California shareholders have dissenter rights, which could be exercised. For accounting purposes the acquisition will be treated as a recapitalization of Peabodys, with Peabodys as the acquirer (reverse acquisition). Proforma statements are not provided given the merger is to be considered a reverse acquisition and not a business combination. Subsequent to the merger, Peabodys' stockholders own 95.82% of the recapitalized company. The Mine-A-Max balance sheet is including in the Company's quarterly financial statements as of the date of merger.

RESULTS OF OPERATIONS - FOR THE NINE MONTHS ENDED DECEMBER 31, 1999, COMPARED TO THE NINE MONTHS ENDED DECEMBER 31, 1998

     REVENUES

     Net revenues for the nine months ended December 31, 1999, increased 23.3% to $1,577,233 from $1,279,100 for the corresponding period in 1998. This was due primarily to an increase in the number of operating kiosks from 22 to 28. Retail kiosk and cart sales accounted for 100% of the revenues for both periods. For the nine months ended December 31, 1999, net revenue was generated from 10 different clients and special events, with the largest client being Compass Group USA, representing 30.0% of total net revenue.

     COSTS AND EXPENSES

     Cost of goods sold for the nine months ended December 31, 1999 increased to $632,052 from $485,836 for the same period in 1998. As a percentage of net revenues, cost of goods sold increased to 40.1% for the nine months ended December 31, 1999 from 38.0% for the comparable period in 1998. The increase as a percentage of net revenues was primarily due to a slow payment history resulting in a decrease in purchasing power.

     Occupancy costs for the nine months ended December 31, 1999 increased to $233,609 from $211,958 for the same period in 1998. As a percentage of net revenues, occupancy costs decreased to 14.8% for the nine months ended December 31, 1999 from 16.6% for the comparable period in 1998. The decrease as a percentage of net revenues was primarily due to lower revenue sharing rates resulting from both renegotiated contracts and new client contracts at lower revenue sharing rates.

     Employee compensation and benefits for the nine months ended December 31, 1999 increased to $851,581 from $668,361 for the same period in 1998. As a percentage of net revenues, employee compensation and benefits increased to 54.0% for the nine months ended December 31, 1999 from 52.3% for the comparable period in 1998. The increase as a percentage of net revenues was primarily due to the additional management costs associated with the Company entering into a new demographic market with the acquisition of four Northern Lights Coffee kiosks in San Diego.

     General and administrative expenses for the nine months ended December 31, 1999 increased to $207,268 from $203,805 for the same period in 1998. As a percentage of net revenues, general and administrative expenses decreased to 13.1% for the nine months ended December 31, 1999 from 15.9% for the comparable period in 1998.

     Director and professional fees for the nine months ended December 31, 1999 increased to $166,168 from $72,820 for the same period in 1998. As a percentage of net revenues, director and professional fees increased to 10.5% for the nine months ended December 31, 1999 from 5.7% for the comparable period in 1998. The increase as a percentage of net revenues was primarily due to the engagement of an investor relations firm and increased legal and accounting fees associated with filing the Company's Form 10-SB registration statement.

     Depreciation expense for the nine months ended December 31, 1999 increased to $86,636 from $76,286 for the same period in 1998. The increase was primarily due to the acquisition of fixed assets associated with the Northern Lights Coffee purchase in April of 1999.

     Interest expense for the nine months ended December 31, 1999 increased to $64,815 from $64,784 for the same period in 1998. The increase was primarily due to interest cost related to an increase in short- term borrowing.

     Operating losses for the nine months ended December 31, 1999 increased to $600,081 from $479,966 for the same period in 1998. As a percentage of net revenues, operating losses increased to 38.0% for the nine months ended December 31, 1999 from 37.5% for the comparable period in 1998. The increase as a percentage of revenues was primarily due to increased professional fees associated with filing the Company's Form 10-SB registration statement.

     Overall net loss for the nine months ended December 31, 1999 decreased to $208,545 from $544,750 for the same period in 1998. As a percentage of net revenues, net losses decreased to 13.2% for the nine months ended December 31, 1999 from 42.6% for the comparable period in 1998. The decrease as a percentage of revenues was primarily due to debt forgiveness associated with the restructuring of the Company's balance sheet.

     YEAR 2000

     As a result of the preparation and series of analysis and tests performed before, during and after December 31, 1999, the Company did not experience any significant disruption in information technology or operations as a result of the date change-over to the year 2000.

LIQUIDITY AND CAPITAL RESOURCES

     At December 31, 1999, the Company ended the period with a working capital deficit of $1,072,225. Cash and cash equivalents decreased $80,651 during the nine months ended December 31, 1999. Cash utilized by operating activities totaled $314,902 for the first nine months of fiscal 2000, primarily due to a net loss of $208,546 and a combined decrease in accounts payable and accrued expenses of $168,615.

     Cash utilized for investing activities for the first nine months of fiscal 2000 included capital additions to property, plant and equipment of $129,870 primarily related to the acquisition of Northern Lights Coffee and the opening of the South Lake Tahoe retail unit.

     The Company had net cash provided from financing activities for the first nine months of fiscal 2000 totaling $238,458. Cash from financing activities primarily consists of $88,020 from net short-term borrowing and $156,181 from the sale of Company stock. These amounts were utilized in the day-to-day operations of the Company.

     Management has instituted a plan to eliminate a minimum of $1 million of debt from its balance sheet. Currently, this ongoing program has resulted in debt conversion and/or debt forgiveness totaling approximately $975,000. Management is confident that it will meet its debt reduction objective. Although this debt conversion/forgiveness will improve the appearance of the Company's balance sheet, and therefore assist the Company in raising investment capital, it will not directly improve the profitability of the Company's operations. In conjunction with the debt reduction program, the Company has successfully secured $300,000 of private equity capital in January 2000, from a source that the Company feels may represent the potential for additional future equity investments. In addition, the Company believes that it has the means to attract other sources of equity capital based on the current success of its plan addressing the "Going Concern" issue.

     Management estimates that the number of Company operated units will need to grow to at least 40 with comparable or slightly improved performance to the existing units in order to reach break even with operational costs. The Company estimates that this growth to 40 units will require approximately $500,000 of additional investment capital (in addition to the investment capital required to address the current working capital deficit) and approximately six months to achieve. In anticipation of this growth, and the need for additional capital, the Company has engaged the services of Elliott Lane & Associates and is currently negotiating with several alternative sources of capital. Management believes that one or more of these sources will be in place by the end of the current fiscal year. However, there can be no assurances that such capital will be in place.

     The Company believes that cash from operations and the aforementioned financing activities will be sufficient to satisfy the Company's needs through fiscal year 2000.

INDUSTRY OVERVIEW

     According to the National Coffee Association's 1999 study, cited the Specialty Coffee Association of America's 1999 Coffee Market Survey, 48.5% of Americans consider themselves to be coffee drinkers. On average they drink 1.4 cups per day. The U.S. coffee market consists of two distinct product categories: (1) commercial ground roast, mass-merchandised regular brewed coffee and (2) specialty coffees (premium grade arabica coffees sold in whole bean and ground form) and other premium coffees.

     The National Coffee Association estimates that 47% of Americans - 108 million people - drank specialty coffee beverages in 1998, up from 35% - 80 million people - in 1997. The U. S. specialty coffee industry now purchases over
2.7 million bags of arabica coffees, which represents $396 million, or 5% of the world's output. U. S. retail coffee bean sales exceed $2.1 billion, and beverage retail sales exceed $3.1 billion, annually.

     Within the specialty coffee category, specialty coffee retail sales have become the fastest-growing segment. As reported in Specialty Coffee Association of America's 1999 Coffee Market Survey:

     During the past five years, specialty coffee beverage retailers have become the fastest growing distribution channel in the specialty coffee industry. The number of these retail beverage outlets is expected to reach 12,000 locations by the end of 1999. This number will include 3,500 coffee cafes, 2,700 coffee bars and kiosks, 2,100 espresso carts, and 1,200 Roaster-Retailers. . . . Although current U.S. consumption is flat, consumers are purchasing more value-added products through the specialty coffee industry, which is driving up the overall market value. In short, consumers are not drinking more coffee, but they are just choosing to drink better coffee. Coffee consumers have been moving away from priced-based purchasing to a purchasing trend that focuses on product variety and quality. This quality-conscious purchasing trend has evolved coffee from a beverage of pseudo-commodity characteristics to one with cultural and sensory ties.

     The Company believes that several factors have contributed to the increase in demand for specialty coffee including:

     o Greater consumer awareness of specialty coffee as a result of its increasing availability;

     o Increased quality differentiation over commercial grade coffees by consumers;

     o Increased demand for all premium food products, including specialty coffee, where the differential in price from the commercial brands is small compared to the perceived improvement in product quality and taste; and

     o Ease of preparation of specialty coffees resulting from the increased use of automatic drip coffee makers and home espresso machines.

COMPANY BACKGROUND

PEABODYS CA

     The current business of the Company began with the formation of Peabodys Coffee, Inc., a California corporation ("Peabodys CA"), in 1995. Co-founder Todd Tkachuk (who is currently an officer and director with the Company) conceived of a company which would contract with an institutional food service vendor (the "client"), such as Sodexho Marriott, The Compass Group, or ARAMARK, that held the food service contract for an institutional setting (the "host organization"), such as a corporate facility, college, university, or hospital. As with the Company today, Peabodys CA would enter into a subcontract with the client (which had a general contract to provide food services to the host facility) to install coffee kiosks at the host organization. In return, Peabodys CA paid the client a percentage of the gross revenues generated by each kiosk.

     As with the Company today, Peabodys CA would open a new site in approximately three weeks, at an all-in cost, including initial inventory and pre-opening expenses, of less than $30,000. Because physical plant consisted of a self- contained kiosk that required minimal, if any, tenant improvements, the Company would relocate to a new site, if necessary, without abandoning a large fixed investment. As mentioned above, in return for its right to provide turn-key specialty coffee service, Peabodys CA would compensate the food service vendors through revenue-sharing, typically averaging about 15% of total revenues generated at the site.

     The Peabodys CA model, which is now the model of the Company today, differs from traditional specialty coffee retailers in the following significant ways:

     o No direct competition with Starbucks and other retail specialty coffee sellers operating from fixed, "store-front" locations.

     o Access to large numbers of sites through food service clients who have relationships already in place with such sites.

     o Captive customer populations at such sites, such as office buildings, hospitals and schools, resulting in no direct competition at the site itself, and therefore no need for significant advertising expenses.

     o Low initial investment and short time periods required to open new sites

     o No expenses for utilities or common area maintenance charges, since these are generally provided for in the foodservice provider's general contract.

     o    Kiosks can be relocated easily if necessary

THE COMPANY

     Concurrent with Peabodys CA's development of its specialty coffee business, as described above, the Company was existing as a development stage company formed for the purpose of mineral exploration and mine development. The Company was incorporated under the laws of the State of Nevada on July 26, 1989 with the name Kimberly Mines, Inc. Several months later the Company was the surviving company in a merger with Blue Ute Mining & Exploration, Inc., a Utah corporation. On August 15, 1997 the Company changed its name to Mine-A-Max
Corporation. The Company continued to exist as a development stage mining company until its merger with Peabodys CA in 1999.

THE MERGER

     On March 12, 1999, Peabodys CA entered into a Plan and Agreement of Reorganization (the "Agreement") with the Company. The Agreement provided for a share exchange in which the Company offered shareholders of Peabodys CA one (1) share of the Company's common stock in exchange for one (1) share of Peabodys CA common stock. The shares were offered by the Company in reliance on the exemption from registration provided by Rule 506 of Regulation D. The Agreement provided further that, after the Company had acquired a majority of the outstanding stock of Peabodys CA, the Company would: (i) elect a new board of directors for the Company composed of the former management of Peabodys CA; (ii) amend the Company's articles of incorporation to change its name to "Peabodys Coffee, Inc.;" (iii) amend and restate the Company's bylaws; and (iv) effect a merger of Peabodys CA into the Company.

     On  March  15,  1999  the  Company   filed  an  Amendment  to  Articles  of
Incorporation with the State of Nevada changing its name from Mine-A-Max Corporation to Peabodys Coffee, Inc. On June 30, 1999, the

Company effected a merger ("Merger") by filing Articles of Merger in the State of Nevada, with Peabodys CA as the disappearing corporation and the Company as the surviving corporation, with the outstanding shares of Peabodys CA converted into shares of the Company on a one-to-one basis.

     In effecting the Merger, the Company did not send a notice of approval of the Merger and appraisal price of the shares to Peabodys CA shareholders in accordance with Corp. C. ss. 1301(a) for the exercise of dissenters' rights. This notice is required to be sent to shareholders within 10 days following the approval of the reorganization by the outstanding shares. Within 30 days of the mailing of such notice, any shareholder who wishes to require the corporation to purchase their shares for cash must make a demand on the corporation and submit the certificates representing their shares. The demand must contain a statement as to what the shareholder claims to be the fair market value of the shares as of the day before the announcement of the proposed merger (Corp. C. ss. 1301(c)). If the corporation agrees with the shareholders claim as to fair market value, the shareholder is entitled to the agreed price with interest thereon at the legal rate applied to judgments; if the corporation does not agree with the shareholder's claim as to fair market value, the shareholder may file an action in the proper superior court to determine the fair market value (Corp. C. ss. 1303(a), 1304(a)).

     The Company did not send a notice of approval of the Merger and appraisal price of the shares to Peabodys CA shareholders. Consequently, no Peabodys CA shareholders delivered a demand to exercise dissenters' rights under Corp. C. ss. 1301(b) in connection with the Merger, and there were no "dissenting shares," as defined in Corp. C. ss. 1300(b). Peabodys CA did, however, send a Confidential Offering Circular and Term Sheet and a subscription agreement to all of its shareholders to allow each shareholder to participate in the exchange of shares immediately preceding the Merger. Peabodys CA received executed subscription agreements from shareholders holding over 90% of the its outstanding common stock. On June 30, 1999, in effecting the Merger, all shares of Peabodys CA common stock were converted to shares of the Company's common stock, including those of shareholders who did not execute the subscription agreement.

     It is possible that former Peabodys CA shareholders who did not execute the above-mentioned subscription agreement may seek to exercise their dissenters rights. Although Peabodys CA did not meet the technical notice requirement set forth in Corp. C. ss. 1301, all Peabodys CA shareholders received notice of the Merger through the distribution of the above-described disclosure document and subscription agreement in connection with the share exchange immediately preceding the Merger. If any former Peabodys CA shareholder wishes to exercise dissenters rights, the Company, as the successor in interest to Peabodys CA, would seek to settle the action by allowing the retroactive exercise of dissenters rights on terms negotiated between the parties. At this time, one former Peabodys CA shareholder, holding 5,000 shares of common stock, has sent the Company a letter requesting that he be entitled to exercise dissenters' rights. The Company is in the process of settling this request.

     It is difficult to accurately quantify the potential exposure to the Company with respect to the Merger. Of the 5,902,736 shares of Peabodys CA common stock outstanding prior to the Merger, approximately 5,279,871 shares have given their written approval of the Merger, leaving approximately 550,000 shares which presumably could seek to exercise dissenters' rights. Pursuant to applicable law, the fair market value for dissenting shares is determined as of
the  day  before   the  first   announcement   of  the  term  of  the   proposed
reorganization. Corp. C. ss. 1300(a). In the case of the Merger, that date would be March 12, 1999. On that date, the most recently prepared balance sheet of Peabodys CA (dated December 31, 1998, approximately 75 days earlier) showed that Peabodys CA's liabilities exceeded its assets, for a total shareholders' deficit of $1,043,669, which meant that Peabodys CA's shares had a book value negative $
 .18 per share. Peabodys CA's financial condition had not changed substantially on March 12, 1999 when the reorganization was announced. Book value is one method used to determine fair market value. Given the insolvency of Peabodys CA at the time of the announcement of the Merger, the Company estimates that the most it would possibly pay to former Peabodys CA shareholders in settlement would be approximately $ .10 per share. This would lead to an estimated maximum exposure of approximately $55,000. This is an estimate only, and in this context such estimate may prove inaccurate.

     The Company is in the midst of completing formalities in connection with the Merger, such as issuing new share certificates to the former holders of Peabodys CA shares. The Company, as of the date of this filing, has not filed the proper document to effect the Merger in the State of California, as set forth in Corp. C. ss. 1108(d). When this document is filed, because more than six (6) months will have elapsed between the filing of the Articles of Merger in the State of Nevada and the filing of the proper document in California, the Merger will be effective in California as of the date of the later filing, all in accordance with Corp. C. ss. 1108(e). The effect on the Company of this later effective date is not clear at this time.

BUSINESS STRATEGY AND OPERATION

     In order to take advantage of the growing market for specialty coffee as described in the "Industry Overview," above, the Company has developed a business strategy based on the following concepts:

     Business and Institutional Locations. The Company focuses on locating its coffee kiosks in business and institutional areas. The Company has experienced both lower competition and reduced advertising and marketing expenses by installing kiosks in such areas, since the kiosks have a nearby captive audience of employees and students at business and institutional sites.

     Quality Coffee. Peabodys strives to use coffees of a very high quality. The product mix offered by each kiosk can be tailored to meet the taste and preferences of each locale.

     Low Cost Operations. The cost of opening and operating each kiosk is less than the cost of opening and operating the fixed, retail stores operated by many other specialty coffee retailers. Each kiosk can achieve profitability with sales as low as $300.00 per day. Currently, Peabodys per-unit revenue averages approximately $450.00 per operating day.

SITE FORMAT AND OPERATIONS

     Each existing Peabodys site consists of a kiosk that measures approximately six feet long, three feet deep, and four feet high (counter level), with related equipment and display space. Standard equipment on the kiosk includes a two-group espresso machine, two espresso grinders, a coffee brewer, blender, and cash register, and display racks for baked goods and other non-coffee items. All kiosks are equipped with wheels for unit mobility, although at most sites the kiosk remains in the same location permanently. Under the terms of its contracts, Peabodys is usually allotted both dry and cold storage space within the host's commissary facilities, at no charge to the Company.

     Peabodys utilizes a client-host/captive-consumer model. This model has two distinctive components. The client-host component means that Peabodys establishes relationships with its "clients" (large institutions and food service providers) with the intention of multiple kiosk placements within the client's area of operation. In lieu of rent, Peabodys normally pays the client a percentage of the revenues generated by each kiosk, thereby giving the client incentive to assist Peabodys in a successful kiosk placement. Clients with widespread operations provide many opportunities for Peabodys to place its kiosks.

     The captive-consumer component refers to the placement of kiosks in heavy traffic areas where people (potential customers) have already congregated for other reasons. Examples of typical placements are the lobbies of large buildings, or school campuses. Unlike a fixed store which relies on attracting foot traffic to its location, Peabodys already has a customer base at its location. Peabodys locates its kiosks where the customers are, as opposed to requiring the customer to come to Peabodys' location.

     The typical Peabodys site, which includes the kiosk, related components. and workspace for employees, occupies a footprint of approximately 100 square feet. Due to the client-host/captive-consumer model described above, the Company incurs no rental expense for this real estate. Likewise, there are no common area maintenance charges, and all utilities, such as electricity, heat, air conditioning, and water, are furnished by the host or client at no cost to Peabodys.

     Each Peabodys location is staffed with a site manager and from two to eight baristas (the Italian term for a person skilled in the art of espresso preparation), depending on the population of the site's captive customer base, the hours of operation, the mix of hours available from part-time employees, and similar factors. To assure available staffing at all times, Peabodys is also building a pool of on-call labor to work on an as-needed basis, much as schools draw from a pool of substitute teachers to fill in as needs arise. Most baristas work part-time, typically in four hour intervals. Site managers, all of whom are full-time employees, serve customers during their shifts in addition to performing supervisory and administrative duties such as recruiting, hiring, and supervising staff, assuring compliance with corporate procedures and the Company's key operating imperatives, taking inventory, and completing daily performance reports for corporate headquarters. Specific accountabilities for site managers include quality and service, employee performance, sales, and profit, and site manager compensation is strongly performance-related, with execution of the four operating imperatives and over-budget profitability bringing open-ended gain-share rewards.

     Standout site managers, known as "cell leaders," oversee strategic groupings of sites. Cell leaders remain accountable for their own sites' performance, but take on additional duties to support the cell, for which they earn extra compensation. In particular, such duties include: (i) building peer chemistry within the cell; (ii) participating in training and coaching projects;
(iii) designing and executing local site-specific marketing programs; (iv) supporting new site openings; and (v) implementing specific initiatives to support the four key operating imperatives within the cell. Given these additional responsibilities, cell leaders receive somewhat higher staffing support at their own sites.

     Establishing and maintaining Peabodys' specialty coffee kiosks is relatively simple. The kiosk is compact, modular in design, and self-contained. No significant preparation is needed at the host location other than provision for electrical power. The kiosk, while generally appearing permanent, is usually portable and can be moved from location to location. The cost of a kiosk, including internal plumbing, equipment, inventory and signage is approximately $30,000. Turnaround time for manufacturing a complete kiosk is approximately four to six weeks. The Company currently utilizes Michaelo Espresso of Seattle, Washington as its kiosk manufacturer.

SITE EXPENSES

     In lieu of rent or lease payments, Peabodys pays a percentage of the revenue generated by each kiosk to the foodservice provider or the host at an average rate of approximately 15%. The Company contracts its services either directly with the host facility, or subcontracts its services indirectly through the foodservice provider who is a party to a contract to provide food service to the host facility. When the Company contracts its services directly with the host, the Company pays the host facility the percentage of gross revenue that is agreed to in the contract. When the Company contracts with a foodservice provider, such as ARAMARK, Compass, or Sodexho Marriott, the Company pays the percentage of gross revenue to the foodservice provider, and incurs no expenses directly with the host facility. Other nominal expenses such as water and power are normally included in this above-described payment.

SITE LOCATIONS

SITE; HOST                           LOCATION            CLIENT              DATE OPENED
------------------------------------------------------------------------------------------
IBM Bldg 11; IBM                     San Jose, CA        The Compass Group   June 1995

IBM Bldg 55; IBM                     San Jose, CA        The Compass Group   October 1997

STL Labs; IBM                        San Jose, CA        The Compass Group   April 1996

San Jose City College; SJCC          San Jose, CA        The Compass Group   January 1996

Concord Airport Plaza                Concord, CA         The Compass Group   February 1996

Web TV                               Mountain View, CA   The Compass Group   October 1999

EM Building, UCSC                    Santa Cruz, CA      Sodexho-Marriot     November 1995

College 10; UCSC                     Santa Cruz, CA      Sodexho-Marriot     April 1997

Sisheiner Labs; UCSC                 Santa Cruz, CA      Sodexho-Marriot     April 1997

Applied Science, UCSC                Santa Cruz, CA      Sodexho-Marriot     March 1996

Sutter Memorial Hospital             Sacramento, CA      Sutter Health       October 1995

Sutter General Hospital              Sacramento, CA      Sutter Health       October 1995

California State Fair; Cal Expo      Sacramento, CA      Cal Expo            August 1998

College of Education; UNR            Reno, NV            The Compass Group   August 1998

Library; UNR                         Reno, NV            The Compass Group   December 1997

Peabodys Lake Tahoe                  S. Lake Tahoe, CA   n/a                 June 1999

Convention Center-Location 1         Reno, NV            ARAMARK             April 1997

Convention Center-Location 2         Reno, NV            ARAMARK             April 1997

Convention Center-Location 3         Reno, NV            ARAMARK             January 2000

Livestock Center                     Reno, NV            ARAMARK             April 1997

                                       16

Center Hall, UCSD                    San Diego, CA       UCSD                April 1999

Social Science Bldg.; UCSD           San Diego, CA       UCSD                April 1999

Warren Bldg.; UCSD                   San Diego, CA       UCSD                April 1999

Nierenburg Hall; UCSD                San Diego, CA       UCSD                April 1999

SDSU-1; San Diego State University   San Diego, CA       Aztec Shops         August 1999

SDSU-2; San Diego State University   San Diego, CA       Aztec Shops         August 1999

SUPPLIERS

     The Company procures its coffee from Terranova Roasting Co., Inc. ("Terranova") in Sacramento, California. Terranova is a coffee roaster serving central California, and Peabodys is Terranova's largest specialty coffee account. The Company has no contract in effect with Terranova other than the purchase orders it places. The Company believes that Terranova will be able to meet its needs for the foreseeable future, but if the relationship should terminate the Company believes that other suppliers could fulfill the Company's supply requirements. Any risk associated with having only one supplier, therefore, appears to be minimal.

     As described below in "Expansion Plans," the Company is currently engaged in preliminary negotiations to acquire the assets of another company, Arrosto, one asset of which is a coffee roasting facility. The Company's motivation in doing this is the potential for possible cost savings to the Company if the Company roasts its own coffee. The acquisition is not in response to a risk perceived by the Company with respect to having one supplier. As stated above, this risk is minimal since there appear to be many potential suppliers that could supply the Company with its coffee on terms similar to those existing between the Company and its current supplier, Terranova.

     The Company provides its proprietary specifications for varietals, roast, and grind and proportions (for brewed coffees) to Terranova, which in turn purchases green beans, and then roasts, blends, and grinds (for brewed coffees) to Peabodys' specifications. Finished product is bagged, sealed, and shipped to the Company as ordered. The Company is currently testing on-site grinding for its brewed coffee to increase freshness and quality. From its current facilities, Terranova has sufficient capacity to support Peabodys' growth to approximately 200 sites.

     For both its brewed and espresso beverages, the Company uses only the "arabica" species of coffee. At present, the Company uses predominantly Colombian Supremo, which is a type of arabica coffee. This type was selected due to its apparent popularity and ready availability. The Company is testing an expanded offering of brewed coffee varietals to provide customers a greater choice of coffees. Growing regions for such additional varietals include Africa, Indonesia, and South America. Peabodys' espresso is a blend of Colombian Supremo and coffees from Sumatra and Ethiopia. The Company generally uses a dark roast, typical of the Pacific Northwest style.

     Because coffee in green bean form is a commodity, and is therefore subject to commodity price swings caused by weather conditions, political climate, and similar supply and demand factors, it is sometimes assumed that margins for specialty coffee companies are vulnerable to the same factors. However, the price of green coffee represents only a relatively small portion of Peabodys' cost of goods sold for specialty coffee beverages. As a result, if green coffee prices were to double, for example, the Company's costs would increase by only about 5 cents per drink. Given consumers' price inelasticity for specialty coffee, an increase of such size can generally be passed along to the customer.

     Among other menu items offered by Peabodys' kiosks, baked goods and fruit smoothies are the most prominent. Such products are sourced from local vendors at each site. The Company is analyzing several alternatives to reduce costs, increase shelf-life, and/or increase revenues, including lunch/afternoon-oriented products. Juice drinks, sodas, and bottled waters are purchased at customary wholesale prices from distributors of such products, who deliver directly to the sites as ordered.

EXPANSION PLANS

     To date the Company's expansion has been curtailed primarily by capital constraints. For a complete discussion of capital constraints, liquidity and capital resources, see "Overview" and "Management's Discussion and Analysis of Financial Conditions and Results of Operations," beginning on page 3.

     As described in more detail in the "Overview" section of Item 1 above, the Company is currently operating 26 kiosk units, most of which are profitable at the unit level. The Company as a whole is not profitable, however, since the profits at the unit level are overshadowed by the Company's expenses at the Corporate level. Management estimates that the number of Company operated units will need to expand to at least 40 with comparable or slightly improved performance to the existing units in order to reach break-even with operational costs (although management estimates that such break-even could potentially be reached with less than 40 units if locations with higher profitability are opened or acquired). The Company estimates that this growth to 40 units will require approximately $500,000 of additional investment capital (in addition to the investment capital required to address the current working capital deficit) and approximately six months to achieve.

     If the Company is able to raise the capital needed for expansion of its operations, the Company anticipates that expansion will come from the following, described in detail below: (i) adding additional locations under current contracts; (ii) developing new relationships with additional foodservice providers and (iii) developing direct contracts with host company facilities that control a significant number of locations such as large retailers and property owners.

     The Company believes that its most significant growth will come from expansion of its current contracts. The Company's three largest clients,


Sodexho-Marriott, The Compass Group and ARAMARK control more than 8,500 institutional foodservice sites across the country (Nations Restaurant News Special Report-Top 100 Contract Chains 1999). Each of these sites is a potential location for a Peabodys kiosk. Also, the Company believes that there is opportunity to acquire existing kiosks located in key locations. To date, the Company has acquired seven (7) kiosks from other companies. Six of the seven have resulted in a positive cash flow at the unit level to the Company.

     The Company recently entered into a letter of intent with Arrosto Coffee Company LLC ("Arrosto"), which has not been affiliated with the Company, Peabodys CA, or Mine-A-Max Corporation, for the purchase of substantially all the assets of Arrosto. The letter is non-binding and is meant only to set forth proposed details of the purchase.

     The primary assets of Arrosto include a roasting facility, a specialty coffee retail store, and certain trademarks and other intellectual property which Arrosto licenses to independent operators of kiosks and other locations. In exchange for these assets, the terms set forth in the non-binding letter of intent call for Peabodys to issue 2,200,000 shares of its common stock, a warrant for the purchase of an additional 1,000,000 shares at $.80 per share, and an employment agreement with Joe Konis, the principal of Arrosto. After the Company's due diligence following the execution of the letter of intent, however, it appears that the terms of the transaction will deviate substantially from the terms set forth in the non- binding letter of intent. The Company now values Arrosto's assets at substantially less than when the Company entered into the non-binding letter of intent. The two companies are currently attempting to negotiate new terms, and there is substantial uncertainty as to whether the transaction will go forward at all.

     The Company recently entered into a letter of intent with Grounds for Enjoyment ("GFE") for the purchase of certain assets GFE. The letter is non-binding and is meant only to set forth proposed details of the purchase. The transaction is contingent upon Peabodys' completion of its due diligence, which is still in the preliminary stages. Grounds for Enjoyment has not been affiliated with the Company, Peabodys CA, or Mine-A-Max Corporation.

     The primary assets proposed to be purchased are four (4) kiosks and site contracts in the Riverside/San Bernardino, California area. As consideration for these assets, the Company would: (i) issue 40,000 shares of the Company's common stock; and (ii) pay $175,000 cash. The Company would not assume any liabilities in connection with the purchased assets.

MARKETING STRATEGY

     Peabodys' marketing strategy is based on its contractual relationships with foodservice providers and hosts. These foodservice providers, such as Sodexho-Marriott, The Compass Group, and ARAMARK, have general contracts with host facilities such as corporate offices, industrial facilities, office buildings, universities, colleges, hospitals and entertainment venues. Peabodys contracts with the foodservice providers to allow Peabodys to locate its kiosks on the sites with which the foodservice provider has a general contract. In return, Peabodys pays the foodservice provider a percentage of gross revenues, usually 15%. Additionally, Peabodys contracts directly with certain host facilities.

     The foodservice provider or the host facility receives the following benefits from entering into a contract with Peabodys:

     INCREMENTAL REVENUE STREAM. Peabodys provides on average 15% gross revenue sharing for the foodservice provider or the host.

     NO INVESTMENT REQUIRED. Peabodys provides everything: Plant, equipment, products, personnel, training, and management.

     NO OPERATIONAL INVOLVEMENT. Peabodys takes full responsibility for kiosk operation.

     INCREASED CUSTOMER AND HOST SATISFACTION. Peabodys brings specialty coffee to captive customers at work, hospital, convention, education, or entertainment locations providing convenience for the customer at no cost to the host or foodservice provider.

     On September 30, 1999, the Company entered into a General Agreement with Elliot, Lane & Associates, Inc. ("Elliot, Lane"), to provide consulting services to the Company with respect to company expansion, strategic alliances and investor relations. The Company is currently negotiating a Professional Service Agreement with Elliot, Lane to provide consulting services with respect to expansion, strategic alliances and investor relations in European markets.

     The Company is currently negotiating a consulting agreement with Sky Capital, GmbH, a German entity, which will provide consulting services with respect to capital formation and investor relations.

COMPETITION

     The Company competes with a growing number of specialty coffee retailers including Starbucks, Coffee Beanery, Caribou, Java City, Diedrich, Tully's, New World Coffee-Manhattan Bagel, Peet's Coffee and many others. The attractiveness of the specialty coffee market may draw additional competitors with substantially greater financial, marketing and operating resources than Peabodys. A number of nationwide coffee manufacturers, such as Kraft General Foods, Proctor & Gamble, and Nestle, distribute coffee products in supermarkets and convenience stores, which may serve as substitutes for our coffees and provide additional competition.

     The performance of individual coffeehouses may also be affected by factors such as traffic patterns and the type, number and proximity of competing coffeehouses. In addition, factors such as inflation, increased coffee bean, food, labor and employee benefit costs and the availability of experienced management and hourly employees may also adversely affect the specialty coffee retail business in general and our coffeehouses in particular.

     The Company is aware of other companies which sell specialty coffee from kiosks and coffee carts, but these are all very small operations with only a few kiosk locations each. The Company is not aware of any other company, on either a regional or national level, which specializes in sales of specialty coffee from kiosks or coffee carts on the same scale as the Company, or which has a number of units approaching that of the Company. The Company acknowledges that several large, well-capitalized multi-unit retailers, such as Starbucks, Diedrich or the Second Cup, are capable of entering the kiosk and coffee cart market. Currently, however, to the Company's knowledge none of these retailers are focusing on the kiosk or coffee cart market.

INTELLECTUAL PROPERTY

     The Company has a registered service mark for its rhinoceros logo. The Company is aware of another entity in North Carolina that is utilizing the name "Peabodys" in the coffee industry. The North Carolina entity has received a federal trademark registration of the name "Peabodys." The Company believes that it has the right to use the name "Peabodys" in the areas in which it is used by the Company because of first use of the name in those areas. However, if it were determined that the Company were not able to continue utilizing the name "Peabodys," it could have a material adverse effect on the Company in that the Company would have to select a different name under which to do business, and the Company would have to re-establish any lost goodwill and name recognition. Because of its speculative nature, such potential adverse effect is impossible to quantify at this time.

     In order to eliminate the above potential adverse effect, the company has entered into preliminary negotiations with the North Carolina "Peabodys" for the purchase of all rights, and the assignment of all trademark and tradename registration, in the name "Peabodys." Such negotiations, at the date of this disclosure, have consisted solely of informal oral discussion. The terms which the parties have discussed are $25,000 cash and 25,000 shares of the Company's common stock.

EMPLOYEES

     The Company currently has 97 employees of which 26 are full-time employees and 5 of which are administrative.

SEASONALITY

     Because the Company serves both hot and cold coffee drinks, the sales of the Company's products at most Kiosk locations do not appear to be significantly affected by the seasons. However, those kiosks which are located in educational facilities are affected by the seasons to the extent that sales are significantly less when school is not in session.

RISK FACTORS AFFECTING THE COMPANY

     COMPLETION OF MERGER. As described above, on June 30, 1999, the Company effected a merger with Peabodys CA as the disappearing company and the Company as the surviving company (the "Merger"). The Merger followed a share exchange, which began on March 12, 1999, through which the Company acquired more than 51% of the shares of Peabody CA in exchange for its shares, offered to the shareholders of Peabodys CA on a one-to-one exchange basis. In effecting the Merger, the Company did not send a notice of approval of the Merger and appraisal price of the shares to Peabodys CA shareholders in accordance with Corp. C. ss. 1301(a) for the exercise of dissenters' rights. Consequently, no Peabodys CA shareholders delivered a demand to exercise dissenters' rights under Corp. C. ss. 1301(b) in connection with the Merger, and there were no "dissenting shares," as defined in Corp. C. ss. 1300(b). It is not clear at this time whether any former Peabodys CA shareholders will seek to enforce their dissenters' rights, and, if so, what the Company's liability will be.

     The Company is in the midst of completing formalities in connection with the Merger such as issuing new share certificates to the former holders of Peabodys CA shares. The Company, as of the date of this filing, has not filed the proper document to effect the Merger in the State of California, as set forth in Corp. C. ss. 1108(d). When this document is filed, because more than six (6) months will have elapsed between the filing of the Articles of Merger in the State of Nevada and the filing of the proper document in California, the Merger will be effective in California as of the date of the later filing, all in accordance with Corp. C. ss. 1108(e). The effect on the Company of this later effective date is not clear at this time.

     LATE PAYMENTS RELATING TO DEBT. Pursuant to the Merger, the Company by operation of law assumed all of the obligations of Peabodys CA. In an earlier private placement, Peabodys CA offered and sold units, with each unit consisting of a secured promissory note ("Secured Note") and warrants to purchase common stock. The Company is now obligated to make quarterly payments on the principal balance outstanding and to repay such Secured Notes. As of the date hereof, the Company is in default on the principal balance of the Secured Notes in the amount of $62,500 and is approximately $32,210 in arrears on such interest payments relating to the Secured Notes. Under the terms of the Security
Agreement relating to the Secured Notes, a noteholder has the right to (i) declare all principal and interest immediately due and owing; (ii) exercise its rights and remedies under the California Commercial Code as a secured creditor having a security interest in the collateral, which includes, but is not limited to, equipment, inventory, accounts, trademarks and tradenames and other intellectual property rights (the "Collateral"), and, in particular, sell any part of the Collateral and (iii) exercise any other rights or remedies of a secured party under California law. As of the date hereof, the Company has not received any notice of default relating to the Secured Notes.

     OPERATING LOSSES; LIMITED OPERATING HISTORY; DEVELOPMENT STAGE OF COMPANY. Prior to the Merger, Peabodys CA had incurred operating losses in each quarter since its inception and has a significant accumulated deficit. Peabodys CA's operating loss for the fiscal year ended March 31, 1999 was $632,359, and its shareholders' deficit was $929,526. It is anticipated that the Company will continue to incur losses, until it is able to increase revenues sufficient to support operations. The Company had an operating loss of $389,683 in the first six months of the fiscal year ending March 31, 2000, and its shareholders' deficit was $1,233,461 at the end of that period. The Company had an operating loss of $600,081 in the first nine months of the fiscal year ending March 31, 2000, and its shareholders' deficit was $495,488 at the end of that period. The Company's possible success is dependent upon the successful development and marketing of its services and products, as to which there is no assurance. Any future success that the Company might enjoy will depend upon many factors, including factors out of its control or which cannot be predicted at this time. These factors may include changes in or increased levels of competition, including the entry of additional competitors and increased success by existing competitors, changes in general economic conditions, increases in operating costs, including costs of supplies, personnel and equipment, reduced margins caused by competitive pressures and other factors. These conditions may have a materially adverse effect upon the Company or may force the Company to reduce or curtail operations.

     HISTORICAL FINANCIAL STATEMENTS PROVIDED FOR PEABODYS CA. Peabodys CA retained Nicholson & Olson to audit the Company's financial statements for the fiscal year ended March 31, 1998. This audit was completed in August 1998 and the independent auditors' report (a going concern opinion) and the accompanying March 31, 1998 financial statements are included as Exhibits, in addition to the financial statements of the Company.

     The Company recently changed its fiscal year end from September 30 to March
31. The Company engaged Nicholson & Olson to audit the Company's financial statements for the fiscal year ended March 31, 1999. The auditors have issued a going concern opinion in connection with these financial statements, which are attached hereto as exhibits.

     NEED FOR ADDITIONAL CAPITAL. Additional capital will be required to effectively support the operations and to otherwise implement the Company's overall business strategy, including rapid growth in designated regions. However, there can be no assurance that financing will be available when needed on terms that are acceptable to the Company. The inability to obtain additional capital will restrict the Company's ability to grow and may reduce the Company's ability to continue to conduct business operations. If the Company is unable to obtain additional financing, it will likely be required to curtail its marketing and development plans and possibly cease its operations. Any additional equity financing may involve substantial dilution to the Company's then-existing shareholders.

     RELIANCE ON MAJOR CLIENTS. Peabodys CA's two major clients-The Compass Group and Sodexho Marriot- represented 74.7% of its gross revenue for the fiscal year ended March 31, 1999. These two clients are now the Company's two major clients following the Merger with Peabodys CA, and represented 53.7% of the Company's revenue for the three quarters ending December 31, 1999 (The Compass Group-30.0% and Sodexho Marriot-23.7%). Although this indicates a trend toward less reliance on major clients, it is still the case that if the Company were to lose either of these major clients, the Company would experience a material decline in revenues.

     GENERAL RISKS OF BUSINESS. The Company has formulated its business plans and strategies based on certain assumptions regarding the size of the specialty coffee markets, the Company's anticipated share of the market, and the estimated price and acceptance of the Company's products. Although these assumptions are based on the best estimates of management, there can be no assurance that the Company's assessments regarding market size, potential market share of the Company, the price at which the Company will be able to sell its products, market acceptance of the Company's products and a variety of other factors will prove to be correct.

     DEPENDENCE ON COFFEE SUPPLIER; FLUCTUATIONS IN AVAILABILITY AND COST OF GREEN COFFEE. The Company largely depends upon a third-party supplier for whole bean coffee, although the Company has no contract currently in effect with the supplier other than purchase orders placed from time to time by the Company. The Company believes that its relationship with such supplier is good and the supplier will be able to meet the Company's requirements for coffee during the foreseeable future. In the event such relationship terminates, the Company believes that numerous other suppliers can fulfill the Company's supply requirements. In addition, the Company's supply of coffee may be affected by fluctuations in the cost and availability of high quality whole coffee beans. Coffee supply and price are subject to volatility. Coffee of the quality sought by the Company trades on a negotiated basis at a substantial premium above commodity coffee pricing, dependent upon supply and demand at the time of purchase. Supply and price may be affected by multiple factors including weather, politics, and economics in the producing countries. An increase in the prices of specialty coffees could have an adverse effect on the Company's profitability.

     COMPETITION. As described above, the Company competes indirectly against specialty coffee retailers (such as Starbucks, Diedrich Coffee and others), restaurant and beverage outlets that serve coffee, and directly with a growing number of espresso stands, carts, and stores in the Company's markets. The Company's coffee beverages compete directly against all other coffees on the market, including those sold in supermarkets. The specialty coffee segment is becoming increasingly competitive. The coffee industry, and particularly the Company's market of commercial and industrial locations, is dominated by large companies such as Sodexho-Marriott, The Compass Group, and ARAMARK, each of whom have significantly greater financial, marketing, distribution and management resources than the Company. Competitors with significant economic resources in both existing nonspecialty and specialty coffee businesses and companies in retail foodservice businesses could at any time enter the Company's proposed market with competitive coffee products. The Company competes against both other specialty retailers and restaurants for store sites, and there can be no assurance that management will be able to continue to secure adequate sites.

     ABILITY TO MANAGE RAPID GROWTH. The success of the Company will require rapid expansion of its business. Any such expansion could place a significant strain on the Company's resources and would require the Company to hire additional personnel to implement additional operating and financial controls and improve coordination between marketing, administration and finance functions. The Company would be required to install additional reporting and management information systems for sales monitoring, inventory control and financial reporting. There can be no assurance that the Company would be able to manage any substantial expansion of its business, and a failure to do so could have a materially adverse effect on the Company's operating results.

     DEPENDENCE ON KEY PERSONNEL. The Company's success depends to a significant extent upon the continued service of Todd Tkachuk. Loss of the services of Mr. Tkachuk could have a material adverse effect on the Company's growth, revenues, and prospective business. The Company does not maintain key-man insurance on the life of Mr. Tkachuk. In addition, in order to successfully implement and manage its business plan, the Company will be dependent upon, among other things, successfully recruiting qualified managerial and sales personnel having experience in business. Competition for qualified individuals is intense. There can be no assurance that the Company will be able to find, attract and retain existing employees or that it will be able to find, attract and retain qualified personnel on acceptable terms.

     LACK OF DIVIDENDS. Peabodys CA has not to date paid any dividends with respect to its shares of Common Stock and does not intend to pay dividends in the foreseeable future. Instead, the Company intends to apply any earnings to the expansion and development of its business.

     THIN MARKET; POSSIBLE VOLATILITY OF STOCK PRICE. The Company's Common Stock has been traded on the OTC Bulletin Board since November 1997. The Company believes that factors such as announcements of developments related to the Company's business, fluctuations in the Company's quarterly or annual operating results, failure to meet securities analysts' expectations, general conditions in the marketplace and the worldwide economy, developments in intellectual property rights and developments in the Company's relationships with clients and suppliers could cause the price of the Company's common stock to fluctuate, perhaps substantially.

     OTC ELIGIBILITY RULE. Recent changes to the rules of the NASD require that companies trading on the OTC Bulletin Board, such as the Company, must be reporting issuers under Section 12 of the Securities Exchange Act of 1934, as amended, in order to maintain price quotation privileges on the OTC Bulletin Board ("OTC Eligibility Rule"). The Company's failure to obtain clearance of this Form 10-SB on a timely basis has resulted in removal from the OTC Bulletin Board under the OTC Eligibility Rule, and has adversely affected the marketability of our securities. Furthermore, under the OTC Eligibility Rule, the Company will not qualify for trading privileges on the OTC Bulletin Board until the staff of the Commission notifies the staff of the NASD that there are no more comments on this Form 10-SB.

     The Company anticipates that, when this Form 10-SB is effective with no further comments from the Securities and Exchange Commission, the Company will apply for reinstatement on the OTC Bulletin Board. As a result of the effect of the OTC Eligibility Rule, the market liquidity for the Company's securities could be severely adversely affected by limiting the ability of broker-dealers to sell our securities and the ability of shareholders sell their securities in the secondary market.

ITEM 2.  DESCRIPTION OF PROPERTY
         (FORM 1-A  MODEL B  ITEM 7)

     The Company's principal executive offices are located at 3845 Atherton Road, Suite 9, Rocklin, California, 95765, and its telephone number is (916) 632-6090. The facility is utilized in the following manner: a) administrative offices, b) professional offices, c) storage and warehousing, and d) product development. The facility consists of approximately three thousand (3,000) square feet of office and warehouse space, leased for $ 2,480.00 per month. The lease expires in September, 2001. The Company believes that its existing facilities are adequate for its current use.

     The kiosks which the Company owns and uses for its day-to-day operations on its sites vary from site to site, but generally measure approximately 6 feet long, 3 feet deep, and 4 feet high (counter level) with related equipment and display space. Standard equipment on each kiosk includes a two-group espresso machine, two espresso grinders, a coffee brewer, blender, and cash register, and display racks for baked goods and other non-coffee items. All kiosks are equipped with wheels for unit mobility, although at most sites the kiosk remains in the same location permanently. The cost of a kiosk, including internal plumbing, equipment, inventory and signage is approximately $30,000. The Company currently utilizes Michaelo Espresso of Seattle, Washington as its kiosk manufacturer. Turnaround time for manufacturing a complete kiosk is approximately four to six weeks. See, "Site Format and Operations" on page 12 and "Site Locations" on page 14.

ITEM 3.  DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES
         (FORM 1-A  MODEL B  ITEM 8)

     The following table sets forth certain information regarding the officers and directors of Peabodys:

Name                Age   Position
--------------------------------------------------------------------------------
Barry Gibbons       53    Director
Todd N. Tkachuk     39    President, Chief Financial Officer, Secretary and
                          Chairman of the Board of Directors
Roman Kujath        66    Director

     Directors are elected to serve until the next annual meeting of stockholders and until their successors are elected and qualified. Currently there are five seats on the Company's board of directors. Two directors have recently resigned (E. Del Thachuk and William Bossung), creating two vacancies which the company has not yet filled.

     Directors serve without cash compensation and without other fixed remuneration. Officers are elected by the Board of Directors and serve until their successors are appointed by the Board of Directors. Biographical resumes of each officer and director are set forth below.

     Barry J. Gibbons became a Director and Chairman of the Board of Peabodys CA in October 1996, and became a Director and Chairman of the Board of the Company in connection with the Merger. In January of 2000, Mr. Gibbons stepped down from being Chairman of the Board, but remains a director to the Company. From January 1989 to December 1993, Mr. Gibbons served as Chief Executive Officer and Chairman of Burger King Corporation. From 1984 to 1989, Mr. Gibbons was an employee of Grand Metropolitan, the U.K.-based international food, drink and retailing group. Mr. Gibbons graduated from Liverpool University in 1969 with a degree in Economics.

     Todd N. Tkachuk was President, Chief Financial Officer, and Secretary of Peabodys CA since October 1996, and was a Director of that company since its inception. In connection with the Merger, Mr. Tkachuk became President, Chief Financial Officer, and Secretary, and a Director, of the Company. In January of 2000, Mr. Tkachuk became Chairman of the Board. Prior to his involvement with Peabodys, Mr. Tkachuk served as President of Tony's Coffee Company, a Vancouver, Canada-based specialty coffee company. From 1987 to 1991, Mr. Tkachuk served as President and CEO of Skytech Data Supply, a wholesale distributor of computer consumables and peripherals. Mr. Tkachuk holds a B.A. in Business Management from Western Washington University (1983).

     Roman Kujath has been a director of Peabodys CA since June 1998, and of the Company since the Merger. Mr. Kujath has been president of Roman M. Kujath Architects, Ltd. since 1975. Mr. Kujath has been responsible for over $1 billion worth of construction, including the $100 million Place De Ville in Ottawa for the Campeau Corporation. Mr. Kujath is a member of the Royal Architectural Institute of Canada, a past corporate member of the American Institute of Architects, a member of the Architectural Institute of British Columbia and the Alberta Association of Architects.

ITEM 4. REMUNERATION OF DIRECTORS AND OFFICERS
        (FORM 1-A  MODEL B  ITEM 9)

(a) The following table sets forth the aggregate annual remuneration of each of the three highest paid persons who are officers or directors for the fiscal year ending March 31, 1999.

Name of                      Capacities in which          Aggregate
Individual or Group          Remuneration was received    Remuneration
-------------------          -------------------------    ------------
Todd N. Tkachuk              Officer and Director         $ 57,000.00
Barry Gibbons                Consulting Agreement         $ 40,000.00
Officers and Directors as                                 $ 97,000.00
a Group (2 persons)

(b) Mr. Tkachuk does not have an employment agreement with the company. He serves in his capacity as President, Secretary and Chief Financial Officer pursuant to his election to those positions by the board of directors.

     Mr. Gibbons, doing business as Festina, has entered into a consulting agreement with the Company, the Executive Services Agreement attached hereto as
Exhibit 10.3. The Executive Services Agreement, as amended by the Addendum to Executive Services Agreement, provides for compensation to be paid to Festina in a monthly amount of $2,000.00. The Agreement provides that it will remain in effect until terminated by either party with 90 days prior notice.

     The Company adopted its 1995 Stock Option Plan in 1995. The 1995 Plan provides for the granting of options to purchase up to 500,000 shares of common stock, and all of these options have been granted. There are no plans to amend the Plan or to grant any more options under this Plan.

     The Company adopted its 1999 Stock Option Plan in 1999. The 1999 Plan provides for the granting of options to purchase up to 500,000 shares of common stock, of which 444,000 have been granted. The

Company anticipates that it may grant the remaining options for the purchase of 56,000 shares to employees hired in the future.

ITEM 5. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS (FORM 1-A MODEL B ITEM 10)

(a) Voting Securities (no other person holds or shares the power to vote the securities described below.)

NAME AND ADDRESS                                  NUMBER OF    PERCENTAGE OF
OF OWNER                       TITLE OF CLASS   SHARES OWNED     CLASS(1)
--------                       --------------   ------------     --------
Todd N. Tkachuk                 Common Stock       403,769         5.0%
1717 Chelsea Way
Roseville, CA 95661

Barry Gibbons                   Common Stock       680,000         8.4%
6665 S. W. 69th Lane
Miami, FL 33143

Roman Kujath                    Common Stock       396,368         4.9%
8926 119th Street
Edmonton, Alberta
Canada T5G 1W9

All Officers and Directors      Common Stock     1,480,137        18.3%
As a Group(4 persons)
---------------------------------

     (1)  Percentage based on 8,056,804 shares of Common Stock outstanding.

(b)  The Company currently has no non-voting securities outstanding.

(c)  Options, Warrants and Rights

                          SECURITIES CALLED FOR BY            EXERCISE                  EXERCISE
NAME OF HOLDER            OPTIONS, WARRANTS AND RIGHTS        PRICE                     DATE
--------------            ----------------------------        -----                     ----
Todd N. Tkachuk           208,500 Shares of Common Stock      $0.04 (112,500 shares)    fully vested
                                                              $0.70 (96,000 shares)     fully vested

Roman Kujath              150,000 Shares of Common Stock      $0.80 (20,000 shares)     fully vested
                                                              $0.70 (31,429 shares)     fully vested
                                                              $1.00 (70,000 shares)     fully vested

All Officers and Dirs.    418,500 Shares of Common Stock      $0.04 (112,500 shares)
As a Group(4 persons)                                         $0.70 (127,429 shares
                                                              $0.80 ( 20,000 shares)
                                                              $1.00 ( 70,000 shares)

(d)  The Company has no parents.

ITEM 6. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS (FORM 1-A MODEL B ITEM 11)

     The Company pays $2,000 per month to Barry J. Gibbons, doing business as Festina, for consulting services pursuant to an Executive Services Agreement.

     The Company has currently outstanding 302,500 options to purchase common stock under Peabody CA's 1995 Stock Option Plan, which were assumed by the Company pursuant to the Merger. Todd Tkachuk, President of the Company, has been issued 112,500 options at an exercise price of $0.04 per share, of which none have been exercised. Barry Gibbons, Chairman of the Board, has been issued 100,000 options at an exercise price of $0.04 per share, and has exercised all 100,000 options. Roman Kujath, a Director of the Company, has been issued 20,000 options at an exercise price of $0.80 per share, of which none have been exercised.

     The Company has currently outstanding 444,000 options to purchase common stock under Peabody CA's 1999 Stock Option Plan, which were assumed by the Company pursuant to the Merger. Todd Tkachuk has been issued 96,000 such options at an exercise price of $0.70 per share, none of which have been exercised. Roman Kujath has been issued 60,000 at an exercise price of $0.70 per share, 28,571 of which have been exercised. Roman Kujath holds warrants for 70,000 shares of common stock at an exercise price of $1.00 per share.

ITEM 7.  SECURITIES BEING REGISTERED
         (FORM 1-A  MODEL B  ITEM 12)

COMMON STOCK

     The Company is authorized to issue up to 50,000,000 shares of Common Stock, par value $.001. As of March 1, 2000, there were outstanding 8,056,804 shares of Common Stock1. Holders of the Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor. Upon the liquidation, dissolution, or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets of the Company which are legally available for distribution after payment of all debts and other liabilities and liquidation preference of any outstanding Common Stock. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of Common Stock are validly issued, fully paid and nonassessable.

     Transfer Agent and Registrar. The Company has engaged Interwest Transfer Co., Inc., located in Salt Lake City, Utah, as independent transfer agent or registrar.

PREFERRED STOCK

     The Company is not authorized to issue preferred stock.

OPTIONS

     In connection with the Plan and Agreement of Reorganization, by and between the Company and Peabodys CA, dated March 12, 1999 (the "Agreement"), and the Merger following the Agreement in which the Company was the surviving company and Peabodys CA was the disappearing company, the Company assumed all rights and obligations with respect to stock options issued by Peabodys CA. Such options had been issued under Peabody CA's 1995 Stock Option Plan, and 1999 Stock Option Plan, as well as non-plan option agreements.

     There are currently outstanding options to purchase 1,036,429 shares of the Company's common stock consisting of the following: (i) 302,500 options granted under Peabodys CA's 1995 Stock Option Plan; (ii) 355,429 options granted under Peabodys CA's 1999 Stock Option Plan; (iii) 291,000 options granted by the Company pursuant to a board resolution dated November 1, 1999; and (iv) 87,500 pursuant to other non-plan option agreements, which were originally entered into by Peabodys CA, and were assumed by the Company in connection with the Agreement and the Merger.

WARRANTS

     Pursuant to the Agreement and the Merger, the Company assumed all rights and obligations with respect to outstanding warrants of Peabodys CA. There are currently outstanding warrants for the purchase of 826,562 shares of the Company's common stock.

CONVERTIBLE SECURITIES

-----------------
1 Not including approximately 1,862,991 shares of Common Stock issuable upon exercise of outstanding Options and Warrants, approximately 62,500 shares of Common Stock issuable upon conversion of outstanding Promissory Notes.

     Pursuant to the Agreement and the Merger, the Company assumed all rights and obligations with respect to outstanding promissory notes, originally issued by Peabodys CA in connection with an earlier financing, which are convertible into common stock of the Company. There are currently outstanding convertible promissory notes which can be converted into 62,500 shares of the Company's common stock.

                                     PART II

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON
         EQUITY AND OTHER SHAREHOLDER MATTERS

MARKET INFORMATION

     The Common Stock is traded in the over-the-counter market with quotations carried on the National Association of Securities Dealers, Inc's "OTC Bulletin Board" under the trading symbol "PBDY." Prior to the Merger of Peabodys CA into the Company, and the associated amendment of the Articles of Incorporation to change the Company's name, the Company was called Mine-A-Max Corporation, and traded under the symbol "MAMX" and, for a brief period, "MAMXD." The transfer agent and registrar for the Company is Interwest Transfer Company, Inc., located in Salt Lake City, Utah.

     The following table sets forth for the periods indicated the high and low bid prices for shares of the Company's common stock as reported on the OTC Bulletin Board. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

                            Sales Price (1)
                            ---------------
                       High            Low
                       ----            ---
      1997
  Fourth Quarter(2)    0.5             0.15625

      1998
  First Quarter        0.1875          0.04
  Second Quarter       0.1875          0.03125
  Third Quarter        0.125           0.03
  Fourth Quarter       0.06            0.02

      1999(3)
  First Quarter        3.125(4)        0.020
  Second Quarter       3.375           1.000
  Third Quarter        1.7188          0.531

(1) The source for data used in this chart is and OTC Quote Summary Report provided by NASDAQ Trading and Marketing Services.

(2) The Company began trading on the OTC Bulletin Board in approximately November of 1997.

(3) The Company's trading symbol during 1997 and 1998 was MAMX. In the first quarter of 1999 the Company changed its trading symbol to PBDY.

(4) On February 26, 1999 the Company effected a 100 to 1 reverse stock split of its outstanding shares.

     The Company's Common Stock is not listed on an exchange or NASDAQ, but is currently traded in the over-the-counter market with price quotes listed on the OTC Bulletin Board of the National Association of Securities Dealers, Inc ("NASD"). Accordingly, an investor may find it more difficult to dispose of, or obtain accurate quotations as to the market value of the common stock.

     Recent changes to the rules of the NASD require that companies trading on the OTC Bulletin Board, such as the Company, must be reporting issuers under
Section 12 of the Securities Exchange Act of 1934, as amended, in order to maintain price quotation privileges on the OTC Bulletin Board ("OTC Eligibility Rule"). The Company's failure to obtain clearance of this Form 10-SB on a timely basis has resulted in removal from the OTC Bulletin Board under the OTC
Eligibility Rule, and has adversely affected the marketability of our securities. Furthermore, under the OTC Eligibility Rule, the Company will not qualify for trading privileges on the OTC Bulletin Board until the staff of the Commission notifies the staff of the NASD that there are no more comments on this Form 10-SB.

     The Company anticipates that, when this Form 10-SB is effective with no further comments from the Securities and Exchange Commission, the Company will apply for reinstatement on the OTC Bulletin Board. As a result of the effect of the OTC Eligibility Rule, the market liquidity for the Company's securities could be severely adversely affected by limiting the ability of broker-dealers to sell our securities and the ability of shareholders sell their securities in the secondary market.

HOLDERS

     There are approximately 477 holders of the Company's common stock, which is the only class of stock currently outstanding.

DIVIDENDS

     The Company has not paid any cash dividends on its common or preferred stock and we do not anticipate paying any such cash dividends in the foreseeable future. Earnings, if any, will be retained to finance future growth. We may issue shares of common stock and preferred stock in private or public offerings to obtain financing, capital or to acquire other businesses that can improve our performance and growth. Issuance and or sales of substantial amounts of common stock could adversely affect prevailing market prices of our common stock through dilution.

ITEM 2.  LEGAL PROCEEDINGS

     There are no legal proceedings to which the Company is a party or to which its property is subject, nor to the best of management's knowledge are any material legal proceedings contemplated.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     The Company's principal accountant is Nicholson & Olson, LLP of Roseville, California. There have been no disagreements between the Company's management and the Company's accountant.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

     In September of 1997 the Company issued 3,000,000 shares of its common stock, at a price of $0.01 per share, in an offering exempt under Rule 504 of Regulation D promulgated under Section 3(b) of the Securities Act of 1933, as amended.

     In September of 1997 the Company issued 4,500,000 shares of its common stock, at a price of $0.001 per share, in an offering exempt under Section 4(2) of the Securities Act of 1933, as amended.

     In July of 1998 the Company issued 2,500,000 shares of its common stock, in exchange for the retirement of promissory notes with principal amounts totaling $70,000, in an offering exempt under Section 4(2) of the Securities Act of 1933, as amended.

     In January of 1999 the Company issued 350,000 shares of its common stock, at a price of $0.20 per share, in an offering exempt under Section 4(2) of the Securities Act of 1933, as amended.

     On March 1, 1999 the Company issued 150,000 shares of its common stock, at a price of $0.15 per share, in an offering exempt under Rule 504 of Regulation D promulgated under Section 3(b) of the Securities Act, as amended. Also on March 1, 1999, the Company issued options for the purchase of 50,000 shares of common stock, at a price of $1.00 per share, in an offering exempt under Section 4(2) of the Securities Act of 1933, as amended.

     Pursuant to the share exchange and the Merger, in accordance with the Plan and Agreement of Reorganization, by and between the Company and Peabodys CA, dated March 12, 1999, the Company issued 5,902,736 shares of its common stock, in exchange for shares of Peabodys CA common stock on a one-for-one basis, in an offering exempt under Rule 506 of Regulation D promulgated under Section 4(2) of the Securities Act, as amended.

     Between March 15, 1999 and June 24, 1999 the Company issued 131,000 shares of its common stock, at a price of $1.00 per share, in an offering exempt under Rule 504 of Regulation D promulgated under Section 3(b) of the Securities Act, as amended. In connection with this offering, the Company issued warrants for the purchase of 13,100 shares, with an exercise price of $1.00 per share, as brokers' commissions, in an offering exempt under Section 4(2) of the Securities Act, as amended.

     On September 17, 1999, the Company issued 350,000 shares of its common stock, at a price of $0.10 per share, in an offering exempt under Rule 504 of Regulation D promulgated under Section 3(b) of the Securities Act, as amended.

     On November 1, 1999, the Company granted options for the purchase of 500,000 shares of its common stock, with an exercise price of $0.50 per share, pursuant to a resolution of the board of directors, under Section 4(2) of the Securities Act, as amended.

     On November 3, 1999, the Company issued warrants for the purchase of 240,000 shares of its common stock, with an exercise price of $1.00 per share, in exchange for the cancellation of outstanding debt for professional services, in an offering exempt under Section 4(2) of the Securities Act, as amended.

     On December 22, 1999, the Company issued 31,891 shares of its common stock, in a conversion of debt at a price of $1.00 per share, in an offering exempt under Section 4(2) of the Securities Act, as amended.

     On December 31, 1999, the Company issued 305,000 shares of its common stock, in a conversion of debt at a price of $1.00 per share, in an offering exempt under Section 4(2) of the Securities Act, as amended.

     On December 31, 1999, the Company issued 28,571 shares of its common stock, pursuant to an exercise of stock options, at an exercise price of $0.70 per share, in an offering exempt under Section 4(2) of the Securities Act, as amended.

     On December 31, 1999, the Company issued 60,000 shares of its common stock, pursuant to an exercise of stock options, at an exercise price of $0.70 per share, in an offering exempt under Section 4(2) of the Securities Act, as amended.

     On December 31, 1999, the Company issued 50,000 shares of its common stock, pursuant to an exercise of stock options, at an exercise price of $0.50 per share, in an offering exempt under Section 4(2) of the Securities Act, as amended.

     On December 31, 1999, the Company issued 34,000 shares of its common stock, pursuant to an exercise of stock options, at an exercise price of $0.50 per share, in an offering exempt under Section 4(2) of the Securities Act, as amended.

     On December 31, 1999, the Company issued 125,000 shares of its common stock, pursuant to an exercise of stock options, at an exercise price of $0.50 per share, in an offering exempt under Section 4(2) of the Securities Act, as amended.

     On or about January 15, 2000, the Company issued 750,000 shares of its common stock for a total purchase price of $300,000, in an offering exempt under Rule 506 of Regulation D promulgated under Section 4(2) of the Securities Act, as amended.

     On February 28, 2000, the Company issued 34,000 shares of its common stock as consideration for past services rendered, in an offering exempt under Section 4(2) of the Securities Act, as amended.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 78.751 of the Nevada General Corporation Law allows a corporation to indemnify any person who was or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of any corporation, partnership, joint venture, trust, or other enterprise. The Company's bylaws contain no provisions regarding indemnification of directors.

     Nevada law permits the corporation to advance expenses in connection with defending any such proceedings, provided that the indemnitee undertakes to repay any such advances if it is later determined that such person was not entitled to be indemnified by the corporation. The Company's bylaws contain no provisions regarding the advance of such funds.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in such act, and is therefore unenforceable.

                                    PART F/S

                              PEABODYS COFFEE, INC.
                             (A NEVADA CORPORATION)
                         ------------------------------

                                     INTERIM
                              FINANCIAL STATEMENTS
                                    UNAUDITED

                                NINE MONTHS ENDED
                           DECEMBER 31, 1999 AND 1998

                                TABLE OF CONTENTS

FINANCIAL STATEMENTS

   Balance Sheets..............................................................1

   Statements of Loss and Accumulated Deficit..................................2

   Statement of Cash Flows.....................................................3

   Notes to Financial Statements.............................................4-5

                              PEABODYS COFFEE, INC.
                                 BALANCE SHEETS
                           DECEMBER 31, 1999 AND 1998
                                    UNAUDITED

ASSETS
                                                         1999           1998
                                                     -----------    -----------
Current Assets
   Cash                                              $    10,884    $   107,465
   Other receivables                                      20,663         10,253
   Inventories                                            57,215         40,964
   Prepaid expenses                                        6,156          8,440
                                                     -----------    -----------
                                                          94,918        167,122

Property and equipment (net)                             482,623        439,389
Deposits and other assets                                 94,140        219,803
                                                     -----------    -----------

      Total Assets                                   $   671,681    $   826,314
                                                     ===========    ===========

LIABILITIES AND SHAREHOLDERS' DEFICIT

Current Liabilities
   Cash overdraft                                    $   110,999    $    60,774
   Accounts payable                                      687,626        757,656
   Accrued expenses                                      192,593        291,178
   Capital lease obligations                               1,330          6,983
   Short-term borrowings                                 112,121         94,844
   Bridge note financing                                  62,500        449,000
                                                     -----------    -----------

      Total liabilities                                1,167,169      1,660,435
                                                     -----------    -----------

Shareholders' Deficit
   Common stock - 50,000,000 shares
      authorized, 7,272,804 shares issued
      and outstanding, $.001 par value                 3,014,057      2,004,690
   Preferred Stock - 15,000,000 shares
      authorized, 625,000 issued and
      outstanding, $.001 par value                            --        250,000
   Additional paid-in-capital                            319,502             --
   Accumulated deficit                                (3,829,047)    (3,088,811)
                                                     -----------    -----------

      Total shareholders' deficit                       (495,488)      (834,121)
                                                     -----------    -----------

      Total Liabilities and Shareholders' Deficit    $   671,681    $   826,314
                                                     ===========    ===========

                              PEABODYS COFFEE, INC.
                   STATEMENTS OF LOSS AND ACCUMULATED DEFICIT
                  NINE MONTHS ENDED DECEMBER 31, 1999 AND 1998
                                    UNAUDITED

                                                       1999           1998
                                                   -----------    -----------

Sales                                              $ 1,577,233      $ 1,279,100

Cost of Sales                                          632,052          485,836
                                                   -----------      -----------

   Gross Profit                                        945,181          793,264

Operating expenses
   Employee compensation and benefits                  851,581          668,361
   General and administrative expenses                 207,268          203,805
   Occupancy                                           233,609          211,958
   Director and professional fees                      166,168           72,820
   Depreciation                                         86,636           76,286
   Settlement costs and other fees                          --           40,000
                                                   -----------      -----------
                                                     1,545,262        1,273,230
                                                   -----------      -----------

   Operating Loss                                     (600,081)        (479,966)

Other income (expense)
   Forgiveness of debt                                 456,351               --
   Interest expense                                    (64,815)         (64,784)
                                                   -----------      -----------

   Net Loss                                           (208,546)        (544,750)

Accumulated Deficit, beginning of period            (3,620,501)      (2,544,061)
                                                   -----------      -----------

Accumulated Deficit, end of period                 $(3,829,047)     $(3,088,811)
                                                   ===========      ===========

                              PEABODYS COFFEE, INC.
                             STATEMENT OF CASH FLOWS
                       NINE MONTHS ENDED DECEMBER 31, 1999
                                    UNAUDITED

                                                                      1999
                                                                   ----------
CASH FLOWS FROM OPERATING ACTIVITIES

Net Income (Loss)                                                  $ (208,546)
Adjustments to reconcile net (loss) to net cash
provided by (applied to) operating activities:
   Depreciation and amortization                                       86,636
Cash (used) provided by changes in operating
assets and liabilities:
   Increase in receivables                                            (10,410)
   Increase in inventories                                            (16,251)
   Decrease in prepaid expenses                                         2,284
   Decrease in accounts payable                                       (70,030)
   Decrease in accrued expenses                                       (98,585)
                                                                   ----------
      Net cash used by operating activities                          (314,902)

CASH FLOWS FROM INVESTING ACTIVITIES

Additions to property and equipment                                  (129,870)
Reductions to deposits and other assets                               125,663
                                                                   ----------
      Net cash used by investing activities                            (4,207)

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from short-term borrowings                                   203,500
Payments on short-term borrowings                                    (115,480)
Net proceeds from sale of stock                                       156,181
Payments on capital lease obligations                                  (5,653)
                                                                   ----------
      Net cash provided by financing activities                       238,458

NET INCREASE (DECREASE) IN CASH AND CASH
   EQUIVALENTS                                                     $  (80,651)

CASH AND CASH EQUIVALENTS
Beginning of period                                                   (19,464)
                                                                   ----------
End of period                                                      $ (100,115)
                                                                   ==========

                              PEABODYS COFFEE, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1999
                                    UNAUDITED

NOTE 1 - BASIS OF PRESENTATION

The accompanying unaudited financial statements and related notes have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

In the opinion of management, all adjustments of a normal and recurring nature which were considered necessary for a fair presentation of these financial statements have been included. It is suggested that these statements are read in conjunction with the financial statements and footnotes thereto included in the annual report of the Company on Form 10-KSB for the year ended March 31, 1999. The results of operations for the period ended December 31, 1999, may not necessarily be indicative of the operating results for the entire fiscal year.

NOTE 2 - GOING CONCERN

The Company has suffered recurring operating losses and, at December 31, 1999, had a net deficiency in assets. These conditions raise substantial doubt about the ability of the Company to continue as a going concern. Several steps have been taken by the Company in attempt to increase working capital and improve profitability. Management has instituted a program to eliminate a minimum of $1 million of debt from its balance sheet. Currently, this ongoing program has resulted in debt conversion and/or debt forgiveness totaling more than $975,000. Management is confident that it will meet its debt reduction objective. In conjunction with the debt reduction program, the Company has successfully secured $300,000 of private equity capital in January 2000.

In July of 1999 the Company took steps to reduce inventory levels at its warehousing facilities. In addition, the Company commenced with a staged plan to reorganize its operating supervision model that when fully implemented, will eliminate a layer of field management. The Company continued with its expansion by relocating two of its under performing kiosks to San Diego State University in an effort to upgrade overall unit performance and add critical mass to the San Diego market. Also, the Company is continuing to seek quality expansion opportunities and investment.

                              PEABODYS COFFEE, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1999
                                    UNAUDITED

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost less depreciation and amortization. Depreciation and amortization are primarily accounted for on the straight-line method over the estimated useful lives of the assets, generally ranging from five to seven years. The amortization of site improvements is based on the shorter of the lease term or the life of the improvement.

The Company has satisfactory title to all items of property and equipment reflected in the accounts relating hereto.

At December 31, 1999, property and equipment were comprised of the following:

Kiosk carts                                      $     1,170
Kiosk equipment                                      503,982
Equipment and furniture                              208,129
Signage                                               41,095
Site improvements                                     79,540
                                                   ---------
                                                     833,916
Less: accumulated depreciation                      (351,293)
                                                   ---------
                                                   $ 482,623
                                                   =========

                                    PART III

ITEM 1.  INDEX TO EXHIBITS

Exhibit No.    Description
-----------    -----------

2.1            Plan and Agreement of Reorganization

2.2            Articles of Merger

3(i).1         Articles of Incorporation of Kimberley Mines, Inc.

3(i).2         Certificate of Amendment of Articles of Incorporation
               (Mine-A-Max Corp.)

3(i).3 Certificate of Amendment of Articles of Incorporation (Peabodys Coffee, Inc.)

3(ii).1        Amended and Restated Bylaws of Peabodys Coffee, Inc.

10.1           Peabodys Coffee, Inc. 1995 Stock Option Plan

10.2           Peabodys Coffee, Inc. 1999 Stock Option Plan

10.3           Letter of Intent with Arrosto Coffee Company LLC

10.4           Letter of Intent with Grounds for Enjoyment

10.5           Executive Services Agreement with Barry J. Gibbons

10.6           General Agreement (letter agreement) with Elliot, Lane &
               Associates, Inc.

10.7           Proposed Professional Services Agreement with Elliot, Lane &
               Associates, Inc.

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        PEABODYS COFFEE, INC.,
                                        A Nevada Corporation

                                        By:  /s/ Todd Tkachuk
                                             --------------------------------
                                                Todd Tkachuk, President

                                        Date:
                                             --------------------------------

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